

June 4, 2014

Via E-mail
Josef Mandelbaum
Chief Executive Officer
Perion Network Ltd.
4 HaNechoshet Street
Tel Aviv, Israel 69710

> **Re: Perion Network Ltd.**
> **Registration Statement on Form F-3**
> **Filed on May 8, 2014**
> **File No. 333-195794**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed on April 10, 2014**
> **File No. 000-51694**
> **Form 6-K furnished on April 18, 2014**
> **File No. 000-51694**

Dear Mr. Mandelbaum:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

General

1. Please provide us with the analysis that supports your conclusion that you are a foreign private issuer and, thus, eligible to use Form F-3. Refer to Rule 405 of Regulation C.

2. We note that the registration statement includes large amounts of shares being offered for resale by affiliates of the registrant, including Messrs. Shilo and Erez and Benchmark Israel II L.P. Because of the size and nature of the transaction being registered compared

to the number of your outstanding shares held by non-affiliates, it is unclear whether the transaction should be viewed as a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) or a primary, at-the-market offering being made pursuant to Rule 415(a)(4). Please tell us why the offering should not be viewed as an indirect, primary transaction and why the selling shareholders should not be viewed as underwriters. Refer to Interpretation 612.09 in our Security Act Rules Compliance and Disclosure Interpretations, available on our website.

Business Overview, page 2

3.   Please revise to describe how search services are embedded into your products.

Selling Shareholders, page 7

4.   Please revise to provide the address of each person or entity offering to sell shares. Also, add a column to the table on page 8 to reflect the percentage of securities held by each selling shareholder before the offering. Refer to Item 4 of Form F-3 and Item 9.D of Form 20-F.

5.   You disclose in footnote 2 to the selling shareholder table that Project Condor LLC is an affiliate of a broker-dealer. Please confirm that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make these representations on behalf of the selling shareholder, please identify it in the prospectus as an underwriter. Also, we note your disclosure that voting and dispositive power over the shares to be sold by Project Condor LLC "resides with J.P. Morgan Investment Management Inc. and not with any natural persons." Please provide us with the factual basis for the conclusion that no natural person or persons have voting or dispositive power over the shares held by Project Condor and how this determination was reached. For guidance, refer to our Regulation S-K Compliance and Disclosure Interpretations 140.02 and 240.04.

Form 20-F for Fiscal Year Ended December 31, 2013

Item 4. Information on the Company

B. Business Overview, page 24

6.   We note your discussion that you used "viral marketing" to promote your products in the past and began advertising as a marketing strategy in 2011. With a view toward future disclosure, please tell us the marketing channels you intend to use to attract developers and advertisers to your CodeFuel solution. Refer to Item 4.B.5 of Form 20-F.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview, page 32

7.   We note that you disclose in this section data regarding your average number of installations, number of users and number of subscribers. Please tell us whether such data are key metrics used by management to evaluate your results of operations. If so, please tell us, with a view toward future disclosure, how each metric is measured, the key trends associated with each metric and how management uses each metric to evaluate your results of operations.

Selling and Marketing Expenses, page 34

8.   We note your discussion of the pay-per-install model on page 7 of the Form 20-F and your statement on page 30 that your "ability to attract developers is largely dependent on our ability to pay higher rates to our publishers and developers . . . ." Please tell us, with a view toward future disclosure, whether the rates paid to publishers and developers are included under customer acquisition costs. Tell us what consideration you gave to providing a breakdown of the percentage of customer acquisition costs attributable to fees paid to publishers and developers.

Item 6. Directors, Senior Management and Employees

E. Share Ownership, page 53

9.   Please advise why the table on page 53 does not include all officers and directors presented in the table on page 45. Refer to Item 6.E. and the Instruction to Item 6.E of Form 20-F.

Item 7. Major Shareholders and Related Party Transactions

A. Related Party Transactions, page 56

10.   It does not appear that you have filed as exhibits your agreements with Conduit discussed in this section. Please advise. Refer to Item 4 of the Instructions as to Exhibits of Form 20-F.

Item 10. Additional Information

C. Material Contracts, page 64

11.   We note from the risk factor disclosure on page 4 that the vast majority of your revenues from your legacy business in 2013 were derived from your search service agreements

with Google Ireland Limited, APN LLC and Microsoft Online Inc. and that the majority of ClientConnect's revenues were derived from agreements with Microsoft and Google. Please advise why you do not discuss these agreements in this section and why you have not filed these agreements, other than Conduit's Search Services Agreement with Microsoft, as exhibits. Refer to Item 10.C. and Item 4 of the Instructions as to Exhibits of Form 20-F. Also, with a view toward future disclosure, please describe in your response letter the terms of the revenue sharing arrangements in each of the agreements.

Notes to Consolidated Financial Statements

Note 8: Commitments and Contingent Liabilities

c. Legal Matters, page F-30

12.   We note your disclosure regarding your legal proceeding. If there is at least a reasonable possibility that a loss exceeding amounts already recognized have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50. Please note that similar concerns apply to your disclosure on page F-21 of exhibit 99.1 of your Form 6-K furnished on April 18, 2014.

Form 6-K furnished on April 18, 2014

Exhibit 99.1

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies, page F-11

13.   Please tell us how common expenses incurred to benefit both Conduit and ClientConnect, were allocated to ClientConnect Ltd. and your consideration for disclosing the allocation method. For example, we note from your disclosure on page F-10 that General and Administrative expenses were allocated to Conduit. Refer to SAB Topic 1.B.1.

h. Goodwill, page F-13

14.   We note that the goodwill was allocated to ClientConnect Ltd. and Conduit Initiatives pursuant to the spin-off on December 31, 2013. Please tell us what consideration you have given to reassessing your goodwill allocated to ClientConnect Ltd. for impairment for the fiscal year ended December 31, 2013. Refer to ASC 350-20-35-3C and ASC 350-20-35-48.

i. Revenue recognition, page F-14

15.   We note that your revenue from third-party search services providers are generated primarily from monthly transaction volume-based fees. We also note that revenue from advertising networks are generated based on the number of clicks on the linked advertisements. Please tell us when you recognize these revenues. For example, if revenue is recognized upon receiving periodic statements from the search service providers, please tell us how often you receive the statements (i.e., monthly, quarterly, etc.) and whether the report is received in the period in which the revenue was earned. In this regard, if you estimate the revenue, please tell us how you estimate the revenue and whether you have had to subsequently record adjustments to revenue.

Note 8: Income Taxes, page F-26

16.   We note that Conduit currently intends to reinvest its tax-exempt income and not to distribute such income as a dividend. Please tell us the intent of ClientConnect and how you considered disclosing this information in your filing.

17.   We note your disclosure on page F-28 which indicates that Conduit have not provided deferred income taxes on income attributable to Conduit's Beneficiary Enterprise program as the undistributed tax-exempt income is essentially permanent by reinvestment. Please tell us the amount of the undistributed tax-exempt income that are considered indefinitely reinvested by ClientConnect as of December 31, 2013 and tell us what consideration you gave to providing this quantitative disclosure in your filing. Also, please tell us how you considered disclosing the amount of ClientConnect's unrecognized deferred tax liability or include a statement that such determination is not practicable. Refer to FASB ASC 740-30-50-2.

Exhibit 99.2

Unaudited Pro Forma Condensed Combined Statement of Income

18.   We note the pro forma adjustment 4(j) of $14.335 million in revenue and traffic acquisition costs. Please tell us the basis and reasons for this adjustment. If this adjustment was made to change the revenue presentation from "net" to "gross" basis, please tell us the reasons for the change and how you have considered each factor outlined in ASC 605-45 in making your determination.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Josef Mandelbaum
Perion Network Ltd.
June 4, 2014
Page 6

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Kim, Attorney-Adviser, at (202) 551-3579, or in her absence, me at (202) 551-3456 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Christopher S. Auguste, Esq.
        Kramer Levin Naftalis & Frankel LLP